SAF FINANCIAL SECURITIES LLC

Financial Statement

December 31, 2022

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-69820

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2022   AND ENDING 12/31/2022
                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: SAF Financial Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

401 CHILEAN AVENUE

(No. and Street)

Palm Beach	FL	33480
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Thomas Hopkins	603-216-8933	thopkins@foreside.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

WithumSmith+Brown, PC

(Name – if individual, state last, first, and middle name)

1411 Broadway, 9th Floor	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)
10/08/2003	100		
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
   accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
   CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, <u>Rafay H. Farooqui</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>SAF Financial Securities LLC</u>, as of <u>December 31</u>, 2 <u>022</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title: <u>CEO</u>

 

Notary Public

CARLTON W. CHANDLER
Notary Public - State of Florida
Commission # HH 038205
My Comm. Expires Sep 2, 2024
Bonded through National Notary Assn.

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

SAF Financial Securities LLC

Index
December 31, 2022

withum
ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Members of
SAF Financial Securities LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of SAF Financial Securities LLC (the "Company") as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph - Prior Period Adjustment

We audited the financial statement of SAF Financial Securities LLC as of December 31, 2021, before the adjustments described in Note 3, dated February 24, 2022 and expressed an unqualified opinion on that statement. We also audited the adjustments described in Note 3 that were applied to restate the ending member's equity as of December 31, 2021. In our opinion, such adjustments are appropriate and have been properly applied.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2017.

WithumSmith+Brown, PC

March 30, 2023

WithumSmith+Brown, PC 1411 Broadway, 9th Floor, New York, New York 10018-3496 T (212) 751 9100 F (212) 750 3262 withum.com

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

SAF FINANCIAL SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022

<u>ASSETS</u>

ASSETS
Cash	$	672,623
Clearing broker deposit		50,000
Receivable from clearing broker		2,232
Contract asset		266,000
Accounts receivable		5,000
Prepaid expenses		21,674
Deposit		4,600
TOTAL ASSETS	$	1,022,129

<u>LIABILITIES AND MEMBER'S EQUITY</u>

Accounts payable and accrued expenses	$	421,292
Payable to clearing broker		11,149
Due to Parent		352,607
TOTAL LIABILITIES		785,048
MEMBER'S EQUITY		237,081
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	1,022,129

The accompanying notes are an integral part of this financial statement.

SAF FINANCIAL SECURITIES LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2022

1.   **Organization and Business**

SAF Financial Securities LLC (the "Company"), through its affiliate's sponsors, offers and operates an alternative fund platform as an SaaS (software-as-a-service) to fund managers and fund investors. The Company provides brokerage execution to institutional customers. It operates out of one office in New York City, New York. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority Inc. ("FINRA"). The Company is wholly owned by Strategic Alternative Funds Group, LLC (the "Parent"), a holding company located in New York City, New York.

2.   **Summary of Significant Accounting Policies**

Basis of Presentation
This financial statement were prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue
The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Fee Income
The Company earns commission revenue as an introducing broker for the transactions of its customers. The Company recognizes commission revenue at a point in time, which is on the trade date because that is when the underlying financial instrument is identified, the pricing is agreed upon and there are no significant actions which the Company needs to take subsequent to this date to satisfy the performance obligation. Amounts earned are generally calculated as a percentage of the market value associated with the trade.

Significant Judgments
Revenue from contracts with customers includes placement fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

2.   Summary of Significant Accounting Policies – continued

Placement Fee
The performance obligation from private placements is recognized at the point in time when it is determined that the customer obtains control over the promised good or service. This is typically at the closing of the transaction. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for those promised goods or services.

Receivables and Contract Balances
Receivables arise when the Company has an unconditional right to receive payment under a contract with a customer and are derecognized when the cash is received. As of January 1, 2022, the receivable balance was $448,549. At December 31, 2022, there were receivables of $5,000 reported on the statement of financial condition.

Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are derecognized when either it becomes a receivable or the cash is received. Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligation under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied. As of January 1, 2022, the Company's contract asset was $578,783, and there was no contract liability. On December 31, 2022, the Company's contract asset was $266,000. There was no contract liability as of December 31, 2022.

Disaggregated Revenue
Disaggregation of revenue is presented on the face of the statement of operations by type of revenue earned by the Company.

Cash and Cash Equivalents
All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Concentration of Revenue
The Company's revenues are related to fees collected, and there is no assurance of future revenues from these funds. Two customers accounted for 66% of revenues in 2022.

2.   Summary of Significant Accounting Policies – continued

Allowance for Credit Losses
The Company complies with Accounting Standards Codification ("ASC") Topic 326, *Financial Instruments – Credit Losses* ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis, the allowance for credit losses is reported as a valuation account on the statement of financial condition that is deducted from the asset's amortized cost basis. Changes in the allowance for credit losses are reported in credit loss expense.

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments including due from broker and other receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with due from broker and other receivables is not significant until they are 90 days past due based on the contractual arrangement and expectation of collection in accordance with industry standards.

As of December 31, 2022, there was no allowance for credit losses. For the year ended December 31, 2022, there was no credit loss expense related to the allowance for credit losses or any recoveries of amounts previously charged reflected in the statement of operations.

Income Taxes
The Company is a single member limited liability company and is treated as a disregarded entity for federal and state income tax reporting purposes. The Internal Revenue Code provides that any income or loss is passed through to the ultimate beneficial individual member for federal, state and certain local income taxes. Accordingly, the Company has not provided for federal and state income taxes. The Company has no tax sharing agreement with the Parent and accordingly has no commitment to fund or receive amounts from any tax liabilities or benefits with earnings of the Company. Accordingly, the Company has not provided for any NYC UBT tax expense.

The Company recognizes the tax benefit of uncertain tax positions only when the position is more likely than not to be sustained, assuming examination by taxing authorities. The tax benefit recognized is measured as the largest amount of benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant taxing authorities. Based on this analysis, the Company has determined that it has not incurred any liability for unrecognized tax benefit as of December 31, 2022.

3. **Restatement**

The Company has restated its opening equity by decreasing its member's equity by $149,720. The adjustment consists of an increase to contract asset of $505,584, a decrease to accounts receivable of $175,000, an increase to commissions payable of $480,304 and a decrease in member's equity of $149,720. The Company did not correctly record revenue in accordance with ASC 606 whereby the Company had satisfied performance obligations related to two contracts but did not record the related contract assets and liabilities. However, the Company did record accounts receivable of $175,000 related to these two contracts incorrectly. Additionally, the Company did not record $480,304 of accrued commissions related to the revenue earned and recorded contract asset.

At December 31, 2021, after incorporating these adjustments, the Company maintained net capital in excess of the amounts required by the SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934.

4. **Transactions with Related Parties**

The Company maintains an intercompany services agreement (the "Expense Sharing Agreement") with its Parent whereby the Parent provides accounting, administrative, office space, human resources and other services. During the year ended December 31, 2022, the Company, pursuant to the Expense Sharing Agreement, incurred $25,240 of expenses, included in the accompanying statement of operations. At December 31, 2022, the Company owes the Parent $352,607 that is included as a liability on the accompanying statement of financial condition. The Company has contracted with a registered representative who is a relative of a member of the Company's Parent. During the year ended December 31, 2022, the Company incurred $42,197 in expenses, included in the accompanying statement of operations under this contract. During the year, this registered representative incurred losses which were reimbursed to the Company for $72,000.

5. **Deposit with Clearing Broker**

The Company maintains a clearing deposit with RBC Dain Correspondent Services. Pursuant to the clearing agreement, the Partnership is required to maintain a clearing deposit of $50,000.

6. **Receivable from Clearing Broker**

Receivable from clearing broker results from the Company's normal securities transactions. As of December 31, 2022, the amount due from its clearing broker was $2,232.

7. **Payable to Clearing Broker**

Payable to clearing broker results from the Company's normal securities transactions. As of December 31, 2022, the amount due to its clearing broker was $11,149.

8.   Regulatory Requirements

The Company, as a member of FINRA, is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, the Company is required to maintain a minimum net capital, as defined, equal to the greater of $50,000 or 6.67% of aggregate indebtedness. At December 31, 2022, the Company had net capital of $192,507 that exceeded the required net capital of $52,337 by $140,170. The Company's ratio of aggregated indebtedness to net capital was 4.08 to 1 at December 31, 2022.

The Company operates under the exemptive provision of Rule 15c3-3 paragraph (k)(2)(ii) under the Securities Exchange Act of 1934 and relies on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities, proprietary trading and placement of customers. The Company does not handle cash or securities on behalf of customers.

9.   Subsequent Events

The Company has evaluated all events or transactions that occurred after December 31, 2022 through the date of this financial statement, which is the date that the financial statement was available to be issued. During this period, there were no material subsequent events requiring disclosure.